Exhibit 99.1

PRESSRELEASE

Oasmia Submits Application for Market Approval

of its Next Generation Anti-Cancer Drug Doxophos(r) in Russia

Uppsala, Sweden, Jan. 4, 2016 (GLOBE NEWSWIRE) -- Oasmia Pharmaceutical AB (NASDAQ:OASM), a developer of a new generation of drugs within human and veterinary oncology, announced today that it has submitted an application for marketing approval of Doxophos for Russia and the Commonwealth of the Independent States (CIS). The Company expects market approval of Doxophos by the end of 2016.

Doxophos is a hybrid and novel nanoparticle formulation of one of the most commonly used anti-cancer substances in the world - doxorubicin. The product is based on the Company's patented technology XR-17. Doxorubicin is the active substance in the prominent oncology family of brands Adriamycin(r), Caelyx(r) and Doxil(r) of which there was reported sales of $600 million USD in 2013, prior to a global shortage that created a tremendous market void. The shortage was due in large part to the permanent closing of a production planned used by Johnson & Johnson's sole supplier of Doxil.

"It is a very positive indication for Oasmia that we are able to submit this application for marketing approval in Russia this early," said Julian Aleksov, Executive Chairman of Oasmia. "We believe the market potential for Doxophos is significant based upon the successful use of doxorubicin on going use in cancer treatments, as well as the market share created by a shortage of the drug. We are confident that once Doxophos is approved, the product will garner widespread adoption, ultimately generating strong revenues and value for our shareholders."

Doxorubicin was named among to the World Health Organization (WHO) Model List of Essential Medicines in April 2015, and is well known for its treatment of a variety of different cancers, such as leukemia, Hodgkin's lymphoma, bladder cancer, breast cancer, stomach cancer, lung cancer, ovarian cancer and thyroid cancer.

According to recent data, Russia is facing a growing incidence of all major cancer types with high mortality rates. In fact, statistics from the Lancet Oncology Commission indicate that the overall risk of dying from cancer in Russia is about 60%, which is higher than the 40% in the United Kingdom and the 33% in the United States. This, coupled with the existing market for cytostatics in Russia, which amounts to over $2 billion with an annual growth rate of 36%, creates a significant market opportunity for the Company as it expands its product line.

About Doxophos

Doxophos is a novel nanoparticle formulation of doxorubicin in combination with Oasmia's patented technology XR-17. Doxorubicin is one of the oldest and most widely used anti-cancer substances in the world and is used to treat a variety of different forms of cancer such as leukemia, Hodgkin's lymphoma, bladder cancer, breast cancer, stomach cancer, lung cancer, ovarian cancer, thyroid cancer, soft tissue sarcoma and multiple myeloma.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company's product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company's product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM.ST), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Capital Markets (OASM.US).

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

For media relations:

Eric Fischgrund

Tel: +1 (646) 699 1414

E-mail: eric@fischtankpr.com

Source: Oasmia Pharmaceutical